

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Andy Chang Liu
Chief Executive Officer
17 Education & Technology Group Inc.
16/F, Block B, Wangjing Greenland Center
Chaoyang District, Beijing 100102
People's Republic of China

Re: 17 Education & Technology Group Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted October 20, 2020
CIK No. 0001821468

Dear Mr. Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to our prior comment 2 and reissue it in part. Please provide a breakdown of the percentages that you capture in primary, middle, and high schools for your in-school classroom solutions. Please include similar disclosure in your Business section.

Risk Factors, page 61

2. We note your risk factors that discuss your dual-class ordinary shares. Please revise your disclosure to include:
    • that holders of Class B ordinary shares will also have the ability to control matters requiring shareholder approval, including any amendment of organization documents;
    • that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders; and
    • the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.
    Please include similar disclosure under "Description of Share Capital."

An ADS holder's right to pursue claims against the depositary..., page 67

3. Your disclosure indicates that the depositary has the right to refer any claims arising from the deposit agreement for arbitration. Please further disclose here and under Governing Law how the arbitration provision impacts ADS holders, whether this provision applies to actions arising under the Securities Act or Exchange Act, and address any question as to the enforceability of the arbitration provision. If these provisions apply to federal securities law claims, please disclose in both your registration statement and the depositary agreement that investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.

Description of Share Capital, page 178

4. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

5. Please disclose the percentage of outstanding shares that Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

　　　　You may contact Scott Stringer at (202) 551-3272 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　Z. Julie Gao